Exhibit 99.3

Employee—Frequently Asked Questions

What’s happening?

Senomyx, Inc. (“Senomyx”) has entered into an agreement to be acquired by Firmenich for $1.50 per share, or approximately $75 million.

Who is Firmenich?

Firmenich is the world’s largest privately-owned company in the fragrance and flavor business.

Founded in Geneva, Switzerland, in 1895, it has created many of the world’s best-known perfumes and flavors that billions of consumers enjoy each day. Its passion for smell and taste is at the heart of its success. It is renowned for its world-class research and creativity, as well as its thought leadership in sustainability and exceptional understanding of consumer trends. Each year, it invests 10% of its turnover in R&D, reflecting its continuous desire to understand, share and sublimate the best that nature has to offer. Firmenich employs 7,000 people across 63 facilities and had an annual turnover of 3.34 billion Swiss Francs at the end of June 2017.

Why are we selling the company now?

After a thorough assessment of strategic alternatives, our Board concluded that the proposal put forth by Firmenich is the best alternative to maximize value for stockholders.

How is selling Senomyx to Firmenich beneficial for us?

Firmenich is a successful, leading flavor company with a world-leading position in innovative flavors and fragrances, as well as an extensive and established global commercial footprint. Firmenich can provide a wealth of opportunities on all fronts, from investment in R&D to market penetration. Firmenich’s drive for innovation is a good environment in which Senomyx employees can continue our work to discover novel flavors and high intensity sweeteners.

Why is this acquisition beneficial for Firmenich?

Firmenich recognizes that Senomyx’s technical know-how and innovative discoveries can drive new differentiated flavor ingredients and natural high intensity sweeteners for their business. Innovation for sustainable game-changing ingredients is a major Firmenich focus and given Senomyx’s high caliber of talent and track-record of discoveries, we will complement Firmenich’s R&D organization.

What does it mean for Senomyx as a company?

Once the transaction closes, instead of being an independent public company, we will be wholly owned by Firmenich.

When will the transaction be complete? Is there anything that could stop it?

We expect the transaction will close by the end of this year. As with any company acquisition, the transaction can only happen if Senomyx stockholders tender a sufficient number of shares in the tender offer to be commenced by Firmenich and other conditions are met. In the meantime, Senomyx and Firmenich will continue to do business as separate entities. It is business as usual for both companies.

Will Senomyx’ offices remain in San Diego?

Firmenich’s focus is to ensure that the Senomyx research and development know-how and expertise continues. We expect that the San Diego site will remain operational and focused on achieving important innovative discoveries. Research continuity is an important factor.

Will there be layoffs?

It is too early to make any determinations regarding layoffs. Over the coming weeks and months, Firmenich leadership, along with the Senomyx leadership will work closely together to determine a people strategy for the near and long-term future.

Is there a severance program in place for any of us who might lose our jobs following the closing?

Senomyx does have a severance policy already in place and employees who lose their jobs based on this change-in-control would be eligible to receive the benefits. We hope this will enable all of us to continue focusing on business as usual.

Do I still work for Senomyx or do I work for Firmenich?

Senomyx employees will continue to work for Senomyx until the transaction is finalized, and after that, Senomyx employees will be transitioned to becoming Firmenich employees.

What does this mean for my salary and benefits?

If you remain employed by Firmenich or an affiliate, for at least one year, your pay, bonus opportunity, and benefits will be at least as favorable in the aggregate as what you currently have.

What happens to my stock and/or stock options?

Firmenich is purchasing Senomyx at a price of $1.50 per share of common stock. Upon completion of the transaction, all your outstanding in-the-money unvested stock options will become fully vested, cancelled and you will be paid a cash amount equal to (i) the total number of shares underlying such fully vested options, multiplied by (ii) $1.50 minus the applicable exercise price of the options.

The cash amounts will generally be subject to applicable tax withholdings.

What does this mean for my ESPP shares?

Assuming the transaction closes, the current ESPP offering period will be the last offering period under Senomyx’s Employee Stock Purchase Plan and no new offering periods will begin. If the closing of the transaction occurs prior to the end of the current offering period, the current offering period will be shortened and participants’ accumulated contributions will be used to purchase shares of Senomyx common stock. Senomyx’s Employee Stock Purchase Plan will terminate upon completion of the tender offer.

Once the deal closes, will Senomyx employees be transitioned to Firmenich’s holiday schedule or remain on Senomyx’ holiday schedule until the end of the 2018 calendar year?

The current Senomyx holiday schedule will remain through 2018. Firmenich is working with Senomyx to make a final determination on this matter for future years. Once these decisions are made, we will let you know.

Once the deal closes, how will Senomyx’ PTO plan be merged into Firmenich’s time off plan?

The current Senomyx PTO plan will remain through 2018. Firmenich is working to make a final determination on this matter for subsequent years. Once these decisions are made, we will let you know. In addition, following the closing of the transaction, Firmenich will continue to provide you with any unused personal, sick or vacation time that you previously accrued while at Senomyx.

What should I do if I get questions from the media, investors or others?

If you receive any calls or requests for information from media, please immediately refer them to John Poyhonen, President & CEO. Calls or requests for information from investors should be directed to Dave Humphrey, CFO.

Where can I get more information?

On the Senomyx web site you’ll find the Press Release regarding the announcement. We will keep the web site updated so that employees, customers, and investors are informed as the process moves forward. We will communicate with you in a timely, transparent and consistent manner as more information becomes available.

Important Information

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Senomyx, Inc. (“Senomyx”) stock. Sentry Merger Sub, Inc. (“Purchaser”) has not commenced the tender offer described in this announcement (the “Offer”). Upon commencement of the Offer, Firmenich Incorporated (“Firmenich”) and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the Offer, Senomyx will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting Senomyx’s investor relations contact by email at SNMX@liolios.com.

In addition to the solicitation/recommendation statement, Senomyx files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Senomyx at the SEC public reference room at 100 F Street, N.E., Washington, DC 201549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Senomyx’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication may contain certain forward-looking statements regarding Senomyx, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the definitive merger agreement among Senomyx, Firmenich and Purchaser (the “Merger Agreement”), and the strategic and other potential benefits of the transaction. Completion of the Offer and merger contemplated by the Merger Agreement (the “Merger”) are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the Offer or the Merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Senomyx’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the failure to complete the Offer or the Merger in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against Senomyx and/or others relating to the Transactions; Senomyx’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions; and other risk factors described in Senomyx’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this communication are based on information known to Senomyx on the date of this announcement. Senomyx does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.